Exhibit 99.183

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Fire & Flower Holdings Corp. (the “Corporation”)
130 King St. W, Suite 2500
Toronto, ON M5X 1C8

2.	Date of Material Change

November 26, 2021.

3.	News Release

A news release dated November 29, 2021, was disseminated through the facilities of Newswire and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

4.	Summary of Material Change

On November 26, 2021, the Corporation completed a consolidation of its issued and outstanding common shares (the “Common Shares”) on the basis of one post-consolidation Common Share for every 10 pre-consolidation Common Shares (the “Consolidation”).

5.	Full Description of Material Change

5.1	Full Description of Material Change

At the annual and special meeting of the shareholders of the Corporation (the “Shareholders”) held on June 9, 2021, the Shareholders approved the consolidation of the Common Shares on the basis of up to ten (10) pre-consolidation Common Shares for every one (1) post-consolidation Common Share. On November 26, 2021, the Company completed the Consolidation.

The Consolidation resulted in the number of issued and outstanding Common Shares being reduced from 358,146,179 pre-consolidation Common Shares to approximately 35,814,617 post- Consolidation Common Shares.

The exercise or conversion price and the number of Common Shares issuable under any of the Corporation’s outstanding warrants, convertible debentures, stock options and other securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

No fractional shares were issued as a result of the Consolidation. All fractions of Common Shares were rounded down to the next lowest whole number. No cash consideration was paid in respect of fractional shares.

The Consolidation was completed on November 26, 2021, pursuant to the filing of articles of amendment.

5.2	Disclosure for Restructuring Transaction

Not applicable

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Matthew Anderson, the Corporate Secretary of the Corporation, is knowledgeable about this material change report and may be contacted at 780-540-7518 or at manderson@fireandflower.com.

9.	Date of Report

December 3, 2021.